Principal Real Asset Fund 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com
July 8, 2024
Via EDGAR
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Principal Real Asset Fund. (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 333-228850
Dear Ms. White,
On behalf of the Registrant, this letter responds to your comments communicated to me by telephone on June 25, 2024 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 21, 2024 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.
Comment 1.    Please provide the information for the current trustees as required under Item 22(b)(1) of Schedule 14A.
Response: The Registrant respectfully declines to provide information for the Trustees that are not being nominated for election. Pursuant to Schedule 14A Item 22(b), instruction 4, “No information need to be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.” There are no current Trustees whose office as a trustee will continue after the shareholder meeting; the Registrant has revised the proxy statement to clarify this point.
Comment 2.    Provide the information required under Item 22(b)(11) of Schedule 14A for the current trustees.
Response: The Registrant respectfully declines to provide information for the Trustees that are not being nominated for election. Pursuant to Schedule 14A Item 22(b), instruction 4, “No information need to be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.” There are no current Trustees whose office as a trustee will continue after the shareholder meeting; the Registrant has revised the proxy statement to clarify this point.
Comment 3.    Provide the information as required under Item 22(b)(3)(i) of schedule 14A for current directors.
Response: The Registrant respectfully declines to provide information for the Trustees that are not being nominated for election. Pursuant to Schedule 14A Item 22(b), instruction 4, “No information need to be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.” There are no current Trustees whose office as a trustee will continue after the shareholder meeting; the Registrant has revised the proxy statement to clarify this point.

Comment 4.    Under “Risk Oversight” on page 9, please note how risk oversight is currently being handled.
Response: The Registrant has revised the “Risk Oversight” section of the proxy statement. The portion underlined below has been added to address this comment.
There will be no expected changes to risk oversight after the Nominees are elected. Risk oversight will form part of the Board's general oversight of the Fund and will be addressed as part of various Board and Committee activities. As part of its regular oversight of the Fund, the Board, directly or through a Committee, will interact with and review reports from, among others, Fund management, sub-advisors, the Fund's Chief Compliance Officer, the independent registered public accounting firm for the Fund, and internal auditors for PGI or its affiliates, as appropriate, regarding risks faced by the Fund. The Board, with the assistance of Fund management and PGI, will review investment policies and risks in connection with its review of the Fund's performance. The Board will appoint a Chief Compliance Officer who will oversee the implementation and testing of the Fund's compliance program and report to the Board regarding compliance matters for the Fund and its principal service providers. In addition, as part of the Board's periodic review of the Fund's advisory, sub-advisory, and other service provider agreements, the Board may consider risk management aspects of their operations and the functions for which they are responsible. With respect to valuation, the Board of the Fund has designated PGI as the Fund's Valuation Designee, as permitted by SEC Rule 2a-5 under the 1940 Act, where PGI is responsible for the day-to-day valuation and oversight responsibilities of the Fund. PGI has established a Valuation Committee to fulfill its oversight responsibilities as the Fund's Valuation Designee. This risk oversight described above reflects how risk oversight is currently being handled by the current Independent Trustees of the Fund.
Comment 5.    Please provide the information currently required under Item 22(b)(14)(i) of Schedule 14A.
Response: The Registrant has revised the “Audit Committee” section of the proxy statement to address this comment.
Comment 6.    Please provide information regarding the current Nominating and Governance charter as required under 407(c)(1) and 407(c)(2) of Regulation S-X.
Response: The Registrant has revised the “Nominating and Governance Committee” section of the proxy statement to address this comment.
Comment 7.    Please provide the compensation for the current board members as required under Item 22(b)(5) of Schedule 14A.
Response: The Registrant respectfully declines to provide information for the Trustees that are not being nominated for election. Pursuant to Schedule 14A Item 22(b), instruction 4, “No information need to be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.” There are no current Trustees whose office as a trustee will continue after the shareholder meeting; the Registrant has revised the proxy statement to clarify this point.
Comment 8.    Provide ownership information of the Trust for the current directors as required under Item 22(b)(5) of Schedule 14A.
Response: The Registrant respectfully declines to provide information for the Trustees that are not being nominated for election. Pursuant to Schedule 14A Item 22(b), instruction 4, “No information need to be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.” There are no current Trustees whose office as a trustee will continue after the shareholder meeting; the Registrant has revised the proxy statement to clarify this point.

Comment 9.    Under the section titled “Required Vote”, please add additional information as to what the Board will determine if one or more Trustee is not elected.
Response: The Registrant respectfully declines to provide the information requested. The Board’s decision will be based on the facts and circumstances of the vote and will make a decision at such time.
Comment 10.    Under Proposal 2 on page 15 in section detailing why PGI recommends Principal-REI as a replacement for ClearBridge, please rewrite the section regarding a “more stable benchmark relative return” and “benchmark aware portfolio construction” so that it is in plain English.
Response: The Registrant has revised the section for clarity.
Comment 11.    Under Proposal 2 on page 15 in section detailing why PGI recommends Principal-REI as a replacement for ClearBridge. The disclosure notes that Principal-REI, under normal circumstance, would manage “…approximately 9% of the of the Fund’s assets that would be dedicated to the Sleeve.”. Please clarify if this 9% represents total Fund assets or a different percentage of Fund assets.
Response: The Registrant has clarified the section to note that Principal-REI will, under normal circumstances, manage 9% of total Fund assets.
Comment 12.    On page 16 under “Compensation”, please add the current compensation paid to Principal-REI as required under Item 22(c)(1)(ii) of Schedule 14A.
Response: The Registrant has revised the “Compensation” section of the proxy statement to include all fee schedules applicable to Principal-REI for the Fund.
Comment 13.    On page 16 under Compensation, please highlight the following sentence, “The appointment of Principal-REI to manage the Sleeve is expected to benefit PGI by increasing, with respect to the assets of the Fund, the amount of the management fees that are retained by PGI and its affiliates rather than being paid to an unaffiliated sub-advisor”.
Response: The Registrant has bolded this statement to address this comment.
Comment 14.    On page 17, with respect to the following disclosure under the Section titled “Board Evaluation of the Amended and Restated Sub-Advisory Agreement”, it states, “Board concluded, based upon the information provided, that Principal-REI is qualified.”. Please provide additional disclosure on why the Board feels Principal-REI is qualified based on information reviewed.
Response: The section titled “Board Evaluation of the Amended and Restated Sub-Advisory Agreement” sets forth the material factors and the conclusions with respect thereto that formed the basis of the Board’s approval of the Amended and Restated Sub-Advisory Agreement. For the information of the staff, in concluding that Principal-REI is qualified, the Board considered, among other things, the comparative performance information identified under the sub-heading “Investment Performance,” which indicated that the historical performance returns of the composite managed by Principal-REI in the proposed investment strategy for the global listed infrastructure equities sleeve of the Fund compared favorably to the historical performance returns of the current sub-advisor to that investment sleeve, a relevant benchmark and a relevant Morningstar category. In particular, Principal-REI’s composite, gross and net of fees, outperformed the current sub-advisor, the benchmark and the Morningstar category over the three-year period ended March 31, 2024.
Please call me at 515-235-9328 if you have any questions.
Sincerely,
/s/ Adam Shaikh
Adam Shaikh
Vice President, Assistant General Counsel and Assistant Secretary, Registrant
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